Altera Corporation

101 Innovation Drive

San Jose, CA 95134

Phone: 408-544-7000

April 27, 2011

VIA EDGAR SUBMISSION AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brian Cascio, Accounting Branch Chief
Praveen Kartholy, Staff Accountant
Gary Todd, Staff Accountant

Re:	Altera Corporation
Form 10-K for the fiscal year ended December 31, 2010
Filed February 16, 2011
File No. 000-16617

Dear Mr. Cascio:

This letter is in response to your comment letter dated April 18, 2011 concerning the above-referenced filing by Altera Corporation (“Altera” or the “Company”). For your convenience, we have set forth each of the staff’s comments in italicized, bold type, and each comment is followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Financial Condition, Liquidity, Credit Facility and Capital Resources, page 36

1.	We see that the majority of your pre-tax income is generated outside of the United States and that you plan to indefinitely invest outside the United States $1.6 billion of cumulative earnings from your foreign subsidiaries. Tell us your consideration of providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries. In this regard, consider disclosing the amount of cash and cash equivalents that are currently held by your foreign subsidiaries and disclose the impact of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

In response to the Staff’s comment, we respectfully submit that, as disclosed in Note 13 to our consolidated financial statements, the undistributed earnings from our foreign subsidiaries will be invested indefinitely in those jurisdictions where the undistributed earnings were earned.

We note that Item 303(a)(1) of Regulation S-K requires a company to “identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant’s liquidity increasing or decreasing in any material way.” We believe that it is appropriate not to disclose the potential tax impact to liquidity associated with the repatriation of undistributed earnings of our foreign subsidiaries or the amount of investments currently held by our foreign subsidiaries because we have no current intention of distributing our indefinitely invested cumulative earnings to the parent company in the U.S. and, as such, there will be no tax impact. As a result, we respectfully submit that we should not be required to disclose any impact to liquidity as a result of the repatriation of undistributed earnings of our foreign subsidiaries.

Item 8. Financial Statements

Note 9: Commitments and Contingencies, page 53

2.	With respect to the Intellectual Ventures matter, tell us how your disclosure considers the guidance from FASB ASC 450-20-50-4b. Under the cited guidance, where there is a reasonable possibility that a loss or an additional loss may have been incurred an entity should disclose an estimate of the range of loss or make a statement that such estimate cannot be made. Refer also to SAB Topic 5-Y.

The Intellectual Ventures lawsuit was filed on December 8, 2010. At the time of filing of our Form 10-K for the year ended December 31, 2010, we considered the guidance from FASB ASC 450-20-50-4b and determined that we did not have sufficient information at that time to determine whether there was a reasonable possibility that a loss had been incurred. We believe, by disclosing that the complaint requested unspecified monetary damages and that we had not yet even answered the complaint, it would have been clear to the reader of our financial statements that the case was at such an early stage that it would not have been possible for us to estimate the range of any potential loss. We believe our disclosure was appropriate based on the facts and circumstances of the case at the date of the filing of the 10-K. Accordingly, we believe that our disclosure complied with the requirements of FASB ASC 450-20-50-4b.

Our Form 10-Q for the quarter ended April 1, 2011, includes discussion of additional developments arising since the filing date of our Form 10-K for the year ended December 31, 2010. In addition, our disclosure in our recently filed Form 10-Q explicitly states it was not possible for us to determine at this early stage of the case whether there was a reasonable possibility that a loss had been incurred nor could we estimate the range of potential loss. We will continue to make explicit statements to this effect in future filings, as appropriate, based on the facts and circumstances present at the date of each future filing.

Note 13: Income Taxes, page 59

3.	We note the caption in your income tax rate reconciliation for foreign rate differentials. Please tell us what the foreign rate differential represents in each of the three years presented. As part of your response, explain how the foreign rate differential is determined in each fiscal year and identify the significant components of this item.

The effective tax rate reconciliation disclosed in Note 13 to our consolidated financial statements includes a caption for foreign rate differentials. The significant component of this caption in each of the three years relates to the undistributed earnings of certain foreign subsidiaries that Altera intends to reinvest indefinitely in those foreign subsidiaries. We determine the impact to the tax rate as a result of earning income in foreign jurisdictions with lower effective tax rates than the statutory federal income tax rate in the following manner:

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•	We determine the U.S. liability related to the foreign earnings by taking the total amount of foreign earnings and multiplying it by the federal statutory tax rate of 35%.

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We then compare the amount above to the actual amount of foreign taxes that have been expensed in the current year, which in certain locations includes local income taxes, potential withholding taxes, and other franchise taxes based on income.

•	The difference between the two amounts represents the amount of the benefit that we recognize.

4.	In future filings please clarify why you believe it is not practicable to determine the amount of unrecognized deferred tax liability related to the $1.6 billion in undistributed earnings of foreign subsidiaries.

In response to the Staff’s comment, we respectfully provide the following information. In Note 13 to our consolidated financial statements, we asserted, pursuant to ASCR 740-30-25-3, that the $1.6 billion of undistributed earnings of foreign subsidiaries are indefinitely invested in foreign operations. It is not practicable to calculate the potential liability as there is a significant amount of uncertainty with respect to the tax impact of the remittance of these earnings due to the fact that dividends received from our foreign subsidiaries could bring additional foreign tax credits, which could ultimately reduce the U.S. tax cost of the dividend. In addition, significant judgment is required to analyze any additional local withholding tax and other indirect tax consequence that may arise due to the distribution of these earnings. These reasons make it impracticable to accurately calculate the amount of deferred tax liabilities related to the undistributed earnings, particularly in light of the fact that we have no current intention of distributing these unremitted earnings. As a result, we respectfully submit that we should not be required to add anything additional to our current disclosure.

Altera acknowledges that:

•	Altera is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Altera may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Please direct any comments or inquires regarding the foregoing to me at (408) 544-8005 (telephone) or (408) 544-8155 (facsimile).

Very truly yours,

/s/ Ron Pasek
Ron Pasek
Senior Vice President and Chief Financial Officer

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